Exhibit 1

NAVIGATOR HOLDINGS LTD. PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2020 RESULTS

(UNAUDITED)

Highlights

•

Navigator Holdings Ltd. (the “Company”, “we”, “our” and “us”) (NYSE: NVGS) reported operating revenue of $87.4 million for the three months ended December 31, 2020, compared to $76.1 million for the three months ended December 31, 2019. Operating revenue for the year ended December 31, 2020, amounted to $332.5 million, compared to $301.4 for the year ended December 31, 2019.

•

Net income was $3.4 million (earnings per share of $0.06) for the three months ended December 31, 2020, the third consecutive profitable quarter. The net loss for the year ended December 31, 2020 was $0.4 million.

•

Adjusted EBITDA(1) was $32.0 million for the three months ended December 31, 2020, comprising $29.9 million from the operations of the vessels and $2.1 million from our 50/50 joint venture (the “Export Terminal Joint Venture”) relating to the ethylene export marine terminal at Morgan’s Point, Texas (the “Marine Export Terminal”). Adjusted EBITDA(1) was $124.2 million for the year ended December 31, 2020, comprising $118.4 million from the operations of the vessels and $5.8 million the Export Terminal Joint Venture.

•	Fleet utilization was 91.0% for the three months ended December 31, 2020, and 86.8% for the year ended December 31, 2020.

•	Successfully completed and commissioned the 30,000 ton ethylene cryogenic storage tank at our Marine Export Terminal, finishing the project safely, on time and below budget.

•

On January 25, 2021, the Terminal Facility was fully drawn at an aggregate amount of $69.0 million and converted into a five year term loan. The final drawdown on that date was for $18.0 million, of which $4.0 million was used to make a final capital contribution to the Export Terminal Joint Venture, with the remaining $14.0 million to be used for general corporate purposes.

•	We have achieved a record of 800+ days without a Lost-Time-Incident (LTI) across our in-house technical managed fleet of 17 vessels.

The Company’s financial information for the quarter and year ended December 31, 2020 included in this press release is preliminary and unaudited and is subject to change in connection with the completion of the Company’s year-end close procedures and further financial review, including the audit currently underway by the Company’s independent registered public accounting firm. Actual audited results may differ as a result of the completion of the Company’s year-end closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the year ended December 31, 2020 is finalized.

Ethylene Marine Export Terminal

The construction of the Marine Export Terminal was completed in December with the commissioning of the 30,000 ton cryogenic storage tank and its entering into operations. The full post-tank commitments of the offtake agreements, which have minimum terms of five years, came into effect on January 1, 2021 and provide for a minimum of 938,000 tons of ethylene through the terminal annually.

The Company contributed $2.0 million to the Export Terminal Joint Venture during the fourth quarter of 2020 and since December 31, 2020 a final contribution of $4.0 million was made. The Company has contributed a total of $146.5 million representing our expected full share of the capital cost of the Marine Export Terminal. The Company’s associated Terminal Facility is now fully drawn at $69.0 million, with both of the above contributions drawn from the facility as well as an additional $14.0 million drawn for general corporate purposes. The Terminal Facility has now converted into a five year term loan.

During February and March 2021, operation of the 26 mile pipeline carrying ethylene from caverns at Mt Belvieu, Texas to the Marine Export Terminal was halted due to mechanical integrity concerns which impacted terminal volumes for those months. Those concerns have been remedied and the terminal is expected to resume normal operations during the second half of March 2021.

Shipping Trends

The Company’s vessel utilization rose from a low level in September to a high point of 95% in December, averaging 91% for the fourth quarter of 2020. The increase can partly be attributed to a return to normal for U.S. ethylene pricing after Hurricane Laura and the subsequent ethylene exports from the Marine Export Terminal, in addition to an increase in the demand for LPG seaborne transportation leading into the winter months. As a result, during the fourth quarter of 2020, petrochemical operating days increased by 21% to 1,549 days, LPG operating days increased by 14% to 1,413 days and ammonia operating days increased by 17% to 182 days, in each case when compared to the third quarter of 2020. This is the second quarter in the Company’s history where petrochemical operating days was greater than either of the other two products. 2020 was the first year as a whole where petrochemical operating days matched LPG operating days at 47% each. Of those 1,549 petrochemical operating days, a record 868 days were related to ethane and ethylene transportation.

Navigator Atlas, a 21,000cbm ethylene gas carrier, was the first vessel to load from the on-shore cryogenic storage tank at the Marine Export Terminal on December 23, 2020. The tank will greatly enhance the efficiency at the Marine Export Terminal and is expected to enable it to achieve or exceed the annual nameplate throughput capability of one million tons.

The demand for seaborne transportation of LPG increased significantly during the fourth quarter of 2020, driving Very Large Gas Carriers (“VLGC”) 12-month time charter assessed rates from $960,000 per month at the beginning of the quarter to $1,450,000 per month at the end of the quarter. The Midsize LPG segment saw rates increase from $725,000 per month to $830,000 per month and handysize charter rates rose from $605,000 per month to $655,000 per month during the fourth quarter of 2020.

This increased trend continued into January 2021 with all three segments peaking, before easing off in February. The 12-month time charter broker assessed rates for VLGCs and midsize vessels have reduced by $650,000 and $50,000 per month respectively, to $950,000 and $850,000 per month level, while the handysize sector, being less volatile, has only reduced by $5,000 per month to $690,000 per month.

The February 2021, U.S. winter storms as well as the force majeure at the Marine Export Terminal will impact our utilization for February and March 2021, as both U.S. LPG and ethylene exports have been reduced as a direct consequence. However we expect the fundamentals for both of these products to normalize going into the second quarter of 2021.

COVID-19

The outbreak in early 2020 of the COVID-19 global pandemic has affected most countries in the world restricting trade, closures of companies and ports and limiting the movement of people and goods. It continues to affect the free movement of people and cargoes with the imposition of quarantines and travel restrictions which affect global economic conditions that may impact our business, financial condition and the results of our operations. Although there are numerous national vaccine programs being developed and distributed to the world’s population, the full effects of the vaccines and their ability to combat different mutations or strains of the virus are not fully known and therefore the ultimate longevity of the COVID-19 pandemic is uncertain and an estimate of its ultimate likely impact cannot be made with certainty at this time.

Results of Operations for the Three Months Ended December 31, 2019 Compared to the Three Months Ended December 31, 2020

The following table compares our operating results for the three months ended December 31, 2019 and 2020:

	Three Months Ended December 31, 2019	Three Months Ended December 31, 2020	Percentage Change
	(in thousands, except percentages)
Operating revenues	$76,072	$82,926	9.0%
Operating revenues – Luna Pool collaborative arrangements	—	4,496	—

Total operating revenues	$76,072	$87,422	14.9%

Expenses:
Brokerage commissions	1,179	1,315	11.5%
Voyage expenses	12,129	16,516	36.2%
Voyage expenses – Luna Pool collaborative arrangements	—	5,055	—
Vessel operating expenses	27,733	28,383	2.3%
Depreciation and amortization	19,303	19,140	(0.8%)
General and administrative costs	6,250	6,329	1.3%
Other income	—	(75)	—

Total operating expenses	$66,594	$76,663	15.1%

Operating income	$9,478	$10,759	13.5%
Other income/(expense)
Foreign currency exchange loss on senior secured bonds	(2,250)	(6,884)	206.0%
Unrealized gain on non-designated derivative instruments	2,937	8,378	185.3%
Interest expense	(12,246)	(9,071)	(25.9%)
Interest income	303	41	(86.5%)

(Loss)/income before taxes and share of result of equity accounted joint ventures	$(1,778)	$3,223	—
Income taxes	(47)	(161)	242.6%
Share of result of equity accounted joint ventures	(879)	709	—

Net (loss) / income	$(2,704)	$3,771	—
Net income attributable to non-controlling interest	(99)	(405)	309.1%

Net (loss) / income attributable to stockholders of Navigator Holdings Ltd.	$(2,803)	$3,366	—

Operating Revenues. Operating revenues, net of address commissions, was $82.9 million for the three months ended December 31, 2020, an increase of $6.9 million or 9.0% compared to $76.1 million for the three months ended December 31, 2019. This increase was primarily due to:

•

an increase in operating revenues of approximately $4.4 million primarily attributable to an increase in pass through voyage costs, including additional canal transits for the three months ended December 31, 2020 compared to the three months ended December 31, 2019;

•

an increase in operating revenues of approximately $3.0 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $642,536 per vessel per calendar month ($21,123 per day) for the three months ended December 31, 2020, compared to an average of approximately $614,513 per vessel per calendar month ($20,203 per day) for the three months ended December 31, 2019;

•

an increase in operating revenues of approximately $0.7 million attributable to an increase in vessel available days of 38 days or 1.1% for the three months ended December 31, 2020 compared to the three months to December 31, 2019, primarily due to a decrease in the number of dry dockings undertaken during the three months ended December 31, 2020, compared to the three months ended December 31, 2019; and

•

a decrease in operating revenues of approximately $1.2 million attributable to a decrease in fleet utilization which was 91.0% for the three months ended December 31, 2020 compared to 92.7% for the three months ended December 31, 2019.

The following table presents selected operating data for the three months ended December 31, 2019 and 2020, which we believe are useful in understanding the basis for movement in our operating revenues.

	Three Months Ended December 31, 2019	Three Months Ended December 31, 2020
Fleet Data:
Weighted average number of vessels	38.0	38.0
Ownership days	3,496	3,496
Available days	3,416	3,454
Operating days	3,165	3,144
Fleet utilization	92.7%	91.0%
Average daily time charter equivalent rate (*)	$20,203	$21,123

*

Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenues to TCE rate

The following table represents a reconciliation of operating revenues to TCE rate. Operating revenues is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three Months Ended December 31, 2019	Three Months Ended December 31, 2020
	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenues (excluding collaborative arrangements)	$76,072	$82,926
Voyage expenses (excluding collaborative arrangements)	12,129	16,516

Operating revenues less Voyage expenses	63,943	66,410

Operating days	3,165	3,144
Average daily time charter equivalent rate	$20,203	$21,123

Operating Revenues – Luna Pool collaborative arrangements. Pool earnings are aggregated and then allocated (after deducting pool overheads and managers fees) to the Pool Participants in accordance with the Pooling Agreement. Operating revenues - Luna Pool collaborative arrangements was $4.5 million for the three months ended December 31, 2020, which represents our share of pool net revenues generated by the other participant’s vessels in the pool. The Luna Pool, which comprises nine of the Company’s ethylene vessels and five ethylene vessels from Pacific Gas Pte. Ltd., focuses on the transportation of ethylene and ethane to meet the growing demands of our customers. The Luna Pool became operational during the second quarter of 2020 and consequently there was no Operating Revenues - Luna Pool collaborative arrangements for the three months ended December 31, 2019.

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenues, increased by $0.1 million or 11.5% to $1.3 million for the three months ended December 31, 2020, from $1.2 million for the three months ended December 31, 2019, primarily due to an increase in operating revenues on which brokerage commissions are based.

Voyage Expenses. Voyage expenses increased by $4.4 million or 36.2% to $16.5 million for the three months ended December 31, 2020, from $12.1 million for the three months ended December 31, 2019. The increase in voyages expenses is primarily due to a significant increase in the number of Panama and Suez Canal transits which have increased to 26 transits for the three months ended December 31, 2020 from five transits for the three months ended December 31, 2019 as a result of different trades undertaken.

Voyage Expenses – Luna Pool collaborative arrangements. Voyage expenses – Luna Pool collaborative arrangements were $5.1 million for the three months ended December 31, 2020, which represents the other participant’s share of pool net revenues generated by our vessels in the pool. The net effect after deducting operating revenues – Luna Pool collaborative arrangements was that our vessels contributed $0.6 million to the other participant’s vessels in the Luna Pool during the fourth quarter of 2020. The Luna Pool became operational during the second quarter of 2020 and consequently there were no Voyage Expenses - Luna Pool collaborative arrangements for the three months ended December 31, 2019.

Vessel Operating Expenses. Vessel operating expenses increased by $0.7 million or 2.3% to $28.4 million for the three months ended December 31, 2020, from $27.7 million for the three months ended December 31, 2019. Average daily vessel operating expenses increased by $186 per vessel per day, or 2.3%, to $8,119 per vessel per day for the three months ended December 31, 2020, compared to $7,933 per vessel per day for the three months ended December 31, 2019.

Depreciation and Amortization. Depreciation and amortization decreased by 0.8% to $19.1 million for the three months ended December 31, 2020, from $19.3 million for the three months ended December 31, 2019. Depreciation and amortization included amortization of capitalized drydocking costs of $2.0 million and $2.2 million for the three months ended December 31, 2020 and 2019 respectively.

General and Administrative Costs. General and administrative costs increased by $0.1 million or 1.3% to $6.3 million for the three months ended December 31, 2020, from $6.2 million for the three months ended December 31, 2019.

Other Income. Other income was $0.1 million for the three months ended December 31, 2020 and consists of management fees for commercial and administrative activities performed by the Company for the Luna Pool. The Luna Pool became operational during the second quarter of 2020 and consequently there was no other income for the three months ended December 31, 2019.

Non-operating Results

Foreign Currency Exchange Loss on Senior Secured Bonds. Exchange gains and losses relate to non-cash movements on our 600 million Norwegian Kroner 2018 Bonds which are translated to U.S. Dollar at the prevailing exchange rate as of December 31, 2020. The foreign currency exchange loss of $6.9 million for the three months ended December 31, 2020 was as a result of the Norwegian Kroner strengthening against the U.S. Dollar, being NOK 8.5 to USD 1.0 as of December 31, 2020 compared to NOK 9.5 to USD 1.0 as of September 30, 2020.

Unrealized Gain on Non-designated Derivative Instruments. The unrealized gains on non-designated derivative instruments of $8.4 million for the three months ended December 31, 2020 relates primarily to the fair value movement in our cross-currency interest rate swap and is primarily due to the strengthening of the Norwegian Kroner against the U.S. Dollar. The unrealized gain on this swap for the three months ended December 31, 2019 was $2.9 million.

Interest Expense. Interest expense decreased by $3.2 million, or 25.9%, to $9.1 million for the three months ended December 31, 2020, from $12.2 million for the three months ended December 31, 2019. This is primarily as a result of a reduction in 3-month US LIBOR interest rates.

Income Taxes. Income taxes related to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore and our consolidated variable interest entity (“VIE”), incorporated in Malta. For the three months ended December 31, 2020, we had a tax charge of $161,000 compared to taxes of $47,000 for the three months ended December 31, 2019.

Share of result of equity accounted joint ventures. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was income of $0.7 million for the three months ended December 31, 2020, primarily as a result of volumes being exported through the Marine Export Terminal following the commencement of the throughput agreements during the second quarter of 2020. For the three months ended December 31, 2019, there was a loss of $0.9 million from the Marine Export Terminal relating to initial startup costs.

Non-Controlling Interest. We have entered into a sale and leaseback arrangement in November 2019 with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. Although we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. Thus, the income attributable to the financial institution of $0.4 million and $0.1 million is presented as the non-controlling interest in our financial results for the three months ended December 31, 2020 and 2019 respectively.

Results of Operations for the Year Ended December 31, 2019 Compared to Year Ended December 31, 2020

The following table compares our operating results for the years ended December 31, 2019 and 2020:

	Year Ended December 31, 2019	Year Ended December 31, 2020	Percentage Change
	(in thousands, except percentages)
Operating revenues	$301,385	$319,665	6.1%
Operating revenues – Luna Pool collaborative arrangements	—	12,830	—

Total operating revenues	$301,385	$332,495	10.3%
Operating expenses:
Brokerage commissions	4,938	5,095	3.2%
Voyage expenses	55,310	63,372	14.6%
Voyage expenses – Luna Pool collaborative arrangements	—	12,418	—
Vessel operating expenses	111,475	109,503	(1.8%)
Depreciation and amortization	76,173	76,681	0.7%
General and administrative costs	20,878	23,871	14.3%
Other income	—	(199)	—

Total operating expenses	$268,774	$290,741	8.2%

Operating income	$32,611	$41,754	28.0%
Other income/(expense)
Foreign currency exchange gain /(loss) on senior secured bonds	969	(1,931)	—
Unrealized (loss)/gain on non-designated derivative instruments	(615)	2,762	—
Interest expense	(48,611)	(41,080)	(15.5%)
Loss on repayment of 7.75% senior unsecured bonds	—	(479)	—
Write off of deferred financing costs	(403)	(155)	(61.5%)
Interest income	920	408	(55.7%)

(Loss)/income before income taxes and share of result of equity accounted joint ventures	$(15,129)	$1,279	—
Income taxes	(352)	(617)	75.3%
Share of result of equity accounted joint ventures	(1,126)	651	—

Net (loss)/income	$(16,607)	$1,313	—
Net income attributable to non-controlling interest	(99)	(1,756)	1673.7%

Net loss attributable to stockholders of Navigator Holdings Ltd.	$(16,706)	$(443)	(97.3%)

Operating Revenues. Operating revenues, net of address commissions, increased by $18.3 million or 6.1% to $319.7 million for the year ended December 31, 2020, from $301.4 million for the year ended December 31, 2019. This increase was primarily due to:

•

an increase in operating revenues of approximately $8.8 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $656,174 per vessel per calendar month ($21,573 per day) for the year ended December 31, 2020, compared to an average of approximately $633,584 per vessel per calendar month ($20,831 per day) for the year ended December 31, 2019;

•

an increase in operating revenues of approximately $8.1 million primarily attributable to an increase in pass through voyage costs, as the number and duration of voyage charters during the year ended December 31, 2020 increased, compared to the year ended December 31, 2019;

•

an increase in operating revenues of approximately $1.4 million attributable to an increase in vessel available days of 76 days or 0.6% for the year ended December 31, 2020, compared to the year ended December 31, 2019. As well as an additional 38 vessel available days being available during the year ended December 31, 2020 as a result of being a leap year, there were a total of 224 drydock days, including repositioning days, during the year ended December 31, 2020, compared to 262 days the year ended December 31, 2019.

•

Fleet utilization was 86.8% for the year ended December 31, 2020, being principally the same as for the year ended December 31, 2019 but resulted in a minor increase of $0.01 million in operating revenues.

The following table presents selected operating data for the years ended December 31, 2019 and 2020, which we believe are useful in understanding the basis for movements in operating revenues:

Fleet Data:	Year Ended December 31, 2019	Year Ended December 31, 2020
Weighted average number of vessels	38.0	38.0
Ownership days	13,870	13,908
Available days	13,608	13,684
Operating days	11,813	11,880
Fleet utilization	86.8%	86.8%
Average daily time charter equivalent rate (*)	$20,831	$21,573

*

Non-GAAP Financial Measure -Time charter equivalent: Time charter equivalent (“TCE”), rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenues to TCE rate

The following table represents a reconciliation of operating revenues to TCE rate. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

Fleet Data:	Year Ended December 31, 2019	Year Ended December 31, 2020
Operating revenues (excluding collaborative arrangements)	$301,385	$319,665
Voyage expenses (excluding collaborative arrangements)	55,310	63,372

Operating revenues less Voyage expenses	$246,075	$256,293

Operating days	11,813	11,880
Average daily time charter equivalent rate	$20,831	$21,573

Operating Revenues – Luna Pool collaborative arrangements. Pool earnings are aggregated and then allocated (after deducting pool overheads and managers fees) to the Pool Participants in accordance with the Pooling Agreement. Operating revenues - Luna Pool collaborative arrangements was $12.8 million for the year ended December 31, 2020, which represents our share of pool net revenues generated by the other participant’s vessels in the pool. The Luna Pool became operational during the second quarter of 2020 and consequently there was no Operating Revenues - Luna Pool collaborative arrangements for the year ended December 31, 2019.

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of revenue, increased by 3.2% to $5.1 million for the year ended December 31, 2020, from $4.9 million for the year ended December 31, 2019. This was primarily due to an increase in operating revenues on which brokerage commissions are based.

Voyage Expenses. Voyage expenses increased by 14.6% to $63.4 million for year ended December 31, 2020, from $55.3 million for the year ended December 31, 2019. This was primarily due to the number of Panama and Suez Canal transits, which increased to 71 transits for the year ended December 31, 2020, from a total of 22 transits for the year ended December 31, 2019 as a result of different trades, but also the number of voyage charter days increased by 262 days for the year ended December 31, 2020 when compared to 2019. These voyage costs are pass through costs, corresponding to an increase in operating revenues of the same amount.

Voyage Expenses – Luna Pool collaborative arrangements. Voyage expenses – Luna Pool collaborative arrangements were $12.4 million for the year ended December 31, 2020, which represents the other participant’s share of pool net revenues generated by our vessels in the pool. The net effect after deducting Voyage Expenses – Luna Pool collaborative arrangements from operating revenues – Luna Pool collaborative arrangements was that the other participant’s vessels contributed $0.4 million to our vessels in the Luna Pool for the year ended December 31, 2020. The Luna Pool became operational during the second quarter of 2020 and consequently there were no Voyage Expenses – Luna Pool collaborative arrangements for the year ended December 31, 2019.

Vessel Operating Expenses. Vessel operating expenses decreased by 1.8% to $109.5 million for the year ended December 31, 2020, from $111.5 million for the year ended December 31, 2019. Average daily vessel operating expenses decreased by $164 per vessel per day, or 2.0%, to $7,873 per vessel per day for the year ended December 31, 2020, compared to $8,037 per vessel per day for the year ended December 31, 2019.

Depreciation and Amortization. Depreciation and amortization increased by $0.5 million or 0.7% to $76.7 million for the year ended December 31, 2020, from $76.2 million for the year ended December 31, 2019. Depreciation and amortization included amortization of capitalized drydocking costs of $8.2 million and $7.9 million for the year ended December 31, 2020 and 2019 respectively.

General and Administrative Costs. General and administrative costs increased by $3.0 million or 14.3% to $23.9 million for the year ended December 31, 2020, from $20.9 million for the year ended December 31, 2019. The increase in general and administrative costs was primarily due to additional audit and internal control related costs of $1.2 million, additional terminal insurance costs of $1.0 million, a loss of $0.4 million on the revaluation of an Indonesian Rupiah bank account; and the write off of previously capitalized legal costs of $0.5 million relating to the Marine Export Terminal.

Other Income. Other income was $0.2 million for the year ended December 31, 2020 and consists of management fees for commercial and administrative activities performed by the Company for the Luna Pool. The Luna Pool became operational during the second quarter of 2020 and consequently there was no other income for the year ended December 31, 2019.

Non-operating Results

Foreign currency exchange gain/(loss) on senior secured bonds. Exchange gains and losses relate to non-cash movements on our 2018 Bonds which are denominated in Norwegian Kroner and translated to U.S. Dollar at the prevailing exchange rate as of December 31, 2020. The foreign currency exchange loss on translation was $1.9 million for the year ended December 31, 2020, as the Norwegian Kroner strengthened against the U.S. Dollar, compared to a $1.0 million gain for the year ended December 31, 2019.

Unrealized (loss) / gain on non-designated derivative instruments. The unrealized gain of $2.8 million on non-designated derivative instruments relates to the fair value movement in our cross-currency interest rate swap and interest rate swaps. The movement is primarily due to the strengthening of the Norwegian Kroner against the U.S. Dollar, resulting in a gain of $2.9 million on our cross-currency interest rate swap, offset by a loss of $0.1 million on the fair values of our interest rate swaps for the year ended December 31, 2020. The unrealized loss on our cross-currency interest rate swap for the year ended December 31, 2019 was $0.6 million.

Interest Expense. Interest expense decreased by $7.5 million, or 15.5%, to $41.1 million for the year ended December 31, 2020, from $48.6 million for the year ended December 31, 2019. The decrease was primarily due to a reduction in U.S. LIBOR, offset by a reduction in the amount of capitalized interest. Interest expense is shown net of interest capitalized. Interest capitalized for the year ended December 31, 2020 was $0.8 million compared to $4.5 million for the year ended December 31, 2019, both of which related to interest on capital contributions to the Export Terminal Joint Venture.

Loss on repayment of 7.75% Senior Unsecured Bonds. In connection with the redemption of the 2017 Bonds, pursuant to which we redeemed all of the outstanding principal amount in September 2020, there was $0.2 million in redemption premium charges and a write off of the remaining unamortized deferred financing costs of $0.3 million relating to the redemption of the 2017 Bonds for the year ended December 31, 2020.

Write off of Deferred Financing Costs. The write off of deferred financing costs of $0.2 million for the year ended December 31, 2020 related to the remaining unamortized deferred financing costs of the $290.0 million secured revolving credit facility that was fully refinanced during the year, prior to its maturity date. The write off of deferred financing costs of $0.4 million for the year ended December 31, 2019 related to certain third party legal costs of $0.1 million when we partially refinanced our January 2015 secured term loan facility and $0.3 million upon the refinancing of Navigator Aurora into a sale and leaseback transaction with OCY Aurora Ltd. This vessel had until the refinancing been part of our December 2015 secured revolving credit facility.

Income Taxes. Income tax relates to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore and our consolidated VIE, incorporated in Malta. Two of our United Kingdom subsidiaries earn management and other fees from affiliates, and our Singaporean subsidiary earns interest from loans to our variable interest entity in Indonesia. The main corporate tax rates are 19%, 19%, 17% and 35% in the United Kingdom, Poland and Singapore and Malta, respectively. For the year ended December 31, 2020, we incurred taxes of $617,000 compared to taxes for the year ended December 31, 2019 of $352,000.

Share of result of equity accounted joint ventures. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was income of $0.7 million for the year ended December 31, 2020, primarily as a result of volumes being exported through the Marine Export Terminal following the commencement of the throughput agreements during the second quarter of 2020, compared to a loss of $1.1 million for the year ended December 31, 2019, principally relating to commissioning costs.

Non-Controlling Interest. We have entered into a sale and leaseback arrangement in November 2019 with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. While we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this variable interest entity (“VIE”) into our financial results. Thus, the income attributable to the financial institution of $1.8 million for the year ended December 31, 2020 and $0.1 million for the year ended December 31, 2019 is presented as the non-controlling interest in our financial results.

Reconciliation of Non-GAAP Financial Measures

The following table sets forth a reconciliation of net income to EBITDA and Adjusted EBITDA for the three months and year ended December 31, 2019 and 2020:

	Three months ended		Year ended
	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2020
	(in thousands)		(in thousands)
Net (loss) / income	$(2,704)	$3,771	$(16,607)	$1,313
Net interest expense	11,943	9,030	48,094	41,306
Income taxes	47	161	352	617
Depreciation and amortization	19,303	19,140	76,173	76,681
Depreciation from the Export Terminal Joint Venture	143	1,380	143	5,151

EBITDA(1)	$28,732	$33,482	$108,155	$125,068
Foreign currency exchange (gain) / loss on senior secured bonds	2,250	6,884	(969)	1,931
Unrealized loss / (gain) on non-designated derivative instruments	(2,937)	(8,378)	615	(2,762)

Adjusted EBITDA(1)	$28,045	$31,988	$107,801	$124,237

[1]

EBITDA and Adjusted EBITDA are not measurements prepared in accordance with U.S. GAAP (non-GAAP financial measures). EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. We define Adjusted EBITDA as EBITDA before foreign currency exchange gain or loss on senior secured bonds and unrealized gain or loss on non-designated derivative instruments. Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to consolidated net income, cash generated from operations or any measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. See the table above for a reconciliation of EBITDA and Adjusted EBITDA to net income / (loss), our most directly comparable U.S. GAAP financial measure.

Our Fleet

The following table sets forth our vessels as of March 15, 2021:

Operating Vessel	Year Built	Vessel Size (CBM)	Employment Status	Current Cargo	Charter Expiration Date
Ethylene/ethane capable semi-refrigerated
Navigator Orion*	2000	22,085	Spot market	—	—
Navigator Neptune*	2000	22,085	Spot market	Drydock	—
Navigator Pluto	2000	22,085	Spot market	LPG	—
Navigator Saturn*	2000	22,085	Spot market	Ethylene	—
Navigator Venus*	2000	22,085	Spot market	Propylene	—
Navigator Atlas*	2014	21,000	Spot market	—	—
Navigator Europa*	2014	21,000	Spot market	—	—
Navigator Oberon*	2014	21,000	Contract of affreightment	Ethylene	—
Navigator Triton*	2015	21,000	Spot market	Ethane	—
Navigator Umbrio*	2015	21,000	Spot market	Ethylene	—
Navigator Aurora	2016	37,300	Time charter	Ethane	December 2026
Navigator Eclipse	2016	37,300	Time charter	Ethane	March 2022
Navigator Nova	2017	37,300	Time charter	Ethane	September 2023
Navigator Prominence	2017	37,300	Time charter	Ethane	October 2021

Semi-refrigerated
Navigator Magellan	1998	20,700	Time charter	LPG	March 2021
Navigator Aries	2008	20,750	Time charter	LPG	November 2021
Navigator Capricorn	2008	20,750	Spot market	LPG	—
Navigator Gemini	2009	20,750	Spot market	—	—
Navigator Pegasus	2009	22,200	Time charter	Propylene	March 2022
Navigator Phoenix	2009	22,200	Spot market	Propylene	—
Navigator Scorpio	2009	20,750	Spot market	Butadiene	—
Navigator Taurus	2009	20,750	Spot market	LPG	—
Navigator Virgo	2009	20,750	Time charter	LPG	May 2021
Navigator Leo	2011	20,600	Time charter	LPG	December 2023
Navigator Libra	2012	20,600	Time charter	LPG	December 2023
Navigator Centauri	2015	21,000	Spot market	Propylene	—
Navigator Ceres	2015	21,000	Spot market	Butadiene	—
Navigator Ceto	2016	21,000	Spot market	Propylene	—
Navigator Copernico	2016	21,000	Time charter	LPG	April 2021
Navigator Luga	2017	22,000	Time charter	LPG	February 2022
Navigator Yauza	2017	22,000	Time charter	LPG	April 2022

Fully-refrigerated
Navigator Glory	2010	22,500	Time charter	Ammonia	June 2021
Navigator Grace	2010	22,500	Time charter	LPG	March 2021
Navigator Galaxy	2011	22,500	Time charter	Ammonia	November 2021
Navigator Genesis	2011	22,500	Time charter	LPG	July 2021
Navigator Global	2011	22,500	Time charter	LPG	January 2022
Navigator Gusto	2011	22,500	Time charter	LPG	December 2021
Navigator Jorf	2017	38,000	Time charter	Ammonia	August 2027

*	denotes our nine owned vessels that operate within the Luna Pool

Conference Call Details:

Tomorrow, Friday March 19, 2021, at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the preliminary financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928 592 (Standard International Dial In). Please quote “Navigator” to the operator. There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A telephonic replay of the conference call will be available until Friday March 26, 2021, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785 (Standard International Dial In). Access Code: 11870348#

Navigator Gas

Attention: Investor Relations Department - investorrelations@navigatorgas.com

London:          10 Bressenden Place, London, SW1E 5DH. Tel: +44 (0)20 7340 4850

New York:      650 Madison Ave, New York, NY 10022. Tel: +1 212 355 5893

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, 14 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with our sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator Holdings Ltd.

Consolidated Balance Sheets

(Unaudited)

	December 31, 2019	December 31, 2020
	(in thousands, except share data)
Assets
Current assets
Cash, cash equivalents and restricted cash	$66,130	$59,271
Accounts receivable, net of allowance for credit losses of $161 (December 31, 2019: nil)	23,462	14,451
Accrued income	6,280	20,073
Prepaid expenses and other current assets	17,670	22,015
Bunkers and lubricant oils	9,645	8,428
Insurance receivable	2,939	447
Amounts due from related parties	—	11,853

Total current assets	126,126	136,538
Non-current assets
Vessels, net	1,609,527	1,545,688
Property, plant and equipment, net	793	502
Intangible assets, net of accumulated amortization of $279 (December 31, 2019: $184)	366	277
Investment in equity accounted joint ventures	130,660	148,665
Right-of-use asset for operating leases	6,781	5,701
Prepaid expenses and other non-current assets	—	2,037

Total non-current assets	1,748,127	1,702,870

Total assets	$1,874,253	$1,839,408

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$64,703	$65,663
Current portion of operating lease liabilities	1,178	1,276
Accounts payable	10,472	8,565
Accrued expenses and other liabilities	14,124	16,488
Accrued interest	4,424	3,398
Deferred income	14,154	11,604
Amounts due to related parties	451	229

Total current liabilities	109,506	107,223

Non-current liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	578,676	552,594
Senior secured bond, net of deferred financing costs	67,503	69,580
Senior unsecured bond, net of deferred financing costs	98,513	98,158
Derivative liabilities	5,769	3,007
Operating lease liabilities, net of current portion	6,329	5,232
Amounts due to related parties	68,055	61,219

Total non-current liabilities	824,845	789,790

Total Liabilities	934,351	897,013
Commitments and contingencies
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 55,893,618 shares issued and outstanding, (December 31, 2019: 55,826,644)	558	559
Additional paid-in capital	592,010	593,254
Accumulated other comprehensive loss	(331)	(245)
Retained earnings	347,566	346,972

Total Navigator Holdings Ltd. stockholders’ equity	939,803	940,540
Non-controlling interest	99	1,855

Total equity	939,902	942,395

Total liabilities and equity	$1,874,253	$1,839,408

Navigator Holdings Ltd.

Consolidated Statements of Operations

(Unaudited)

	Three months ended December 31, (in thousands except share data)		Year ended December 31, (in thousands except share data)
	2019	2020	2019	2020
Revenues
Operating revenues	$76,072	$82,926	$301,385	$319,665
Operating revenues - Luna Pool collaborative arrangements	—	4,496	—	12,830

Total operating revenues	76,072	$87,422	301,385	332,495

Expenses
Brokerage commissions	1,179	1,315	4,938	5,095
Voyage expenses	12,129	16,516	55,310	63,372
Voyage expenses - Luna Pool collaborative arrangements	—	5,055	—	12,418
Vessel operating expenses	27,733	28,383	111,475	109,503
Depreciation and amortization	19,303	19,140	76,173	76,681
General and administrative costs	6,250	6,329	20,878	23,871
Other Income	—	(75)	—	(199)

Total operating expenses	66,594	76,663	268,774	290,741

Operating income	9,478	10,759	32,611	41,754
Other income/(expense)
Foreign currency exchange (loss)/gain on senior secured bonds	(2,250)	(6,884)	969	(1,931)
Unrealized gain/(loss) on non-designated derivative instruments	2,937	8,378	(615)	2,762
Interest expense	(12,246)	(9,071)	(48,611)	(41,080)
Loss on repayment of 7.75% senior secured bonds	—	—	—	(479)
Write off of deferred financing costs	—	—	(403)	(155)
Interest income	303	41	920	408

(Loss)/ income before income taxes and share of result of equity accounted joint ventures	(1,778)	3,223	(15,129)	1,279
Income taxes	(47)	(161)	(352)	(617)
Share of result of equity accounted joint ventures	(879)	709	(1,126)	651

Net (loss)/income	(2,704)	3,771	(16,607)	1,313
Net income attributable to non-controlling interest	(99)	(405)	(99)	(1,756)

Net (loss)/income attributable to stockholders of Navigator Holdings Ltd.	$(2,803)	$3,366	$(16,706)	$(443)

(Loss)/earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic and diluted:	$(0.05)	$0.06	$(0.30)	$(0.01)

Weighted average number of shares outstanding:
Basic:	55,826,644	55,895,585	55,792,711	55,885,376
Diluted:	55,826,644	56,235,521	55,792,711	55,885,376

Navigator Holdings Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

	Year ended December 31, 2019 (in thousands)	Year ended December 31, 2020 (in thousands)
Cash flows from operating activities
Net (loss)/income	$(16,607)	$1,313
Adjustments to reconcile net (loss)/income to net cash provided by operating activities
Unrealized loss/(gain) on non-designated derivative instruments	615	(2,762)
Depreciation and amortization	76,173	76,681
Payment of drydocking costs	(11,523)	(10,192)
Amortization of share-based compensation	1,503	1,245
Amortization of deferred financing costs	4,618	4,654
Share of result of equity accounted joint ventures	1,126	(651)
Call option premium on redemption of 7.75% unsecured bond	—	236
Insurance claim receivable	(5,107)	(975)
Unrealized foreign exchange (gain)/loss on senior secured bonds	(969)	1,931
Other unrealized foreign exchange gains	239	80
Changes in operating assets and liabilities		—
Accounts receivable	(6,429)	8,860
Bunkers and lubricant oils	(856)	1,218
Accrued income, prepaid expenses and other current assets	(637)	(20,772)
Accounts payable, accrued interest, accrued expenses and other liabilities	7,554	(4,118)
Amounts from related parties	—	(12,075)

Net cash provided by operating activities	49,700	44,673

Cash flows from investing activities
Additions to vessels and equipment	(2,910)	(2,233)
Investment in equity accounted joint ventures	(89,324)	(17,354)
Purchase of other property, plant and equipment and intangibles	(357)	(31)
Insurance recoveries	2,182	3,467

Net cash used in investing activities	(90,409)	(16,151)

Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	162,000	51,000
Proceeds from revolving loan facility	—	185,000
Proceeds from refinancing of vessel to related parties	69,052	—
Issuance of 8.00% senior unsecured bonds	—	100,000
Issuance cost of senior secured bonds	(136)	(141)
Issuance costs of unsecured bond amendment	(1,308)	—
Issuance cost of 8.0% senior unsecured bonds	—	(1,963)
Issuance cost of refinancing of vessel	(156)	(18)
Direct financing cost of secured term loan and revolving credit facilities	(1,448)	—
Direct financing cost of terminal credit facility	(2,833)	(72)
Direct financing cost of revolving credit facility	—	(1,939)
Repayment of 7.75% senior unsecured bonds	—	(100,236)
Repayment of secured term loan facilities and revolving credit facilities	(189,001)	(260,167)
Repayment of refinancing of vessel to related parties	(846)	(6,845)

Net cash provided by/(used in) financing activities	35,324	(35,381)

Net decrease in cash, cash equivalents and restricted cash	(5,385)	(6,859)
Cash, cash equivalents and restricted cash at beginning of year	71,515	66,130

Cash, cash equivalents and restricted cash at end of year	$66,130	$59,271

Supplemental Information
Total interest paid during the year, net of amounts capitalized	$44,859	$37,619

Total tax paid during the year	$323	$330

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this press release. These risks and uncertainties include but are not limited to:

•

the completion of the Company’s year-end close procedures and further financial review with respect to the Company’s financial statements for the year ended December 31, 2020, and other developments that may arise between now and the disclosure of the Company’s final results for the year;

•	global epidemics or other health crises such as the outbreak of COVID-19, including its impact on our business;

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our ability to continue to comply with all our debt covenants;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•

the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions, generally referred to as “IMO 2020,” which took effect January 1, 2020;

•	our vessels engaging in ship to ship transfers of LPG or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our ability to successfully remediate material weaknesses in our internal control over financial reporting and our disclosure controls and procedures;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•	our expectations regarding the financial success of the Marine Export Terminal and our related Export Terminal Joint Venture; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.